EX-21 SUBSIDIARIES

Subsidiaries of China Shenzhou Mining & Resources, Inc. (CSZM)

1.	American Federal Mining Group, Inc (AFMG.)

2.	Wulatehouqi Qianzhen Ore Processing Co., Ltd øQianzhen Mining÷

3.	Inner Mongolia Xiangzhen Mining Group Co., Ltd (Xiangzhen Mining)

4.	Xinjiang Buerjin County Xingzhen Mining Co. Ltd (Xingzhen Mining)

5.	Wulatehouqi Qingshan Nonferrous Metal Development Co. Ltd

(Qingshan Metal)

6.	Kyrgyz Tunlin Limited Liability Company (Tunlin)

7.	Kyrgyz Kichi-Chaarat Company (Kichi-Chaarat)